

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Mr. Marc N. Teal
Principal Financial Officer
American Affordable Housing II Limited Partnership
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re:** **American Affordable Housing II Limited Partnership**
> **Form 10-K for the year ended 3/31/2010**
> **Filed on 6/29/2010**
> **File No. 033-14852-01**

Dear Mr. Marc N. Teal:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

1.   We note that on the cover page you indicate that you have incorporated Parts III and
        IV of the Form 10-K by reference from your Prospectus. The Form 10-K, however,
        appears to contain information required by Parts III and Part IV. Please tell us why
        you have indicated that the information in Parts III and IV is incorporated by
        reference when you have disclosed the same information in the Form 10-K. To the
        extent you wish to incorporate by reference from your Prospectus, please clearly
        identify the document and file all relevant pages incorporated by reference from your
        Prospectus as an exhibit in accordance with Instruction G.1 of Form 10-K and Rule
        12b-23 of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 7

Liquidity, page 8

2.   We note your disclosure on page 2 that you have approved and are currently pursuing
        a plan of liquidation and your disclosure on page 5 that you currently do not have
        sufficient cash resources to satisfy your financial liabilities. Please tell us how you
        intend to remedy your deficiencies in liquidity and capital resources. See Item
        303(a)(1) of Regulation S-K. In addition please tell us what you mean by the
        statement that "The Partnership is currently pursuing, and will continue to
        aggressively pursue, available cash flow and reporting fees."

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

You may contact Folake Ayoola at (202) 551 - 3673 or Sonia Barros at (202) 551 – 3655 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief